Mail Stop 3561

April 27, 2007

J. Bryant Kirkland III
Vice President and Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street
Miami, FL 33131

     Re: Vector Group Ltd.
          File No. 001-05759
          Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Mr. Kirkland:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended December 31, 2006

Item 1. Business, page 1

Ligget Group LLC, page 2

1.   Please clarify for us and in your disclosure if Ligget's and Vector Tobacco's MSA settlement payments are based on the full amount of their respective market shares once the minimum threshold applicable to each has been met or on only the incremental portion above the threshold. For example, if the total market share for either is 2.00%, tell us if the MSA payment is based on the full 2.00% or the difference between 2.00% and the applicable threshold (1.65% for Ligget and 0.28% for Vector).

2.   Additionally, please explain to us the basis for the $107.5 million MSA related intangible asset for Vector Tobacco, how the amount was determined and why its life is considered indefinite. Also, tell us if Vector Tobacco has incurred any MSA payments after you acquired Medallion. If so, explain to us why you believe the intangible asset's life is still considered to be indefinite and why the payments have not had an impact on the carrying amount of the intangible asset (either as an indication it is impaired or that it should be amortized).

Management's Discussion and Analysis, page 42

Liquidity and Capital Resources, page 57

3.   Please disclose the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows is not sufficient. Refer to the guidance in Section IV (B) of FR-72 (Release No. 33-8350).

Notes to Consolidated Financial Statements, page F-8

Note 10: Income Taxes, page F-38

4.   It is not clear here why the deferred tax valuation allowance was reduced by $78.8 million in 2005 as indicated in Schedule II – Valuation and Qualifying Accounts. Please explain to us in detail the circumstances that justified initially recording the allowance in this amount and its subsequent reduction.

5.   Additionally, it is not clear from your disclosures here and in MD&A why deferred U.S. Federal taxes for 2005 differ significantly from the amounts reported in 2004 and 2006. Please explain.

Other Matters, page F-60

6.   Please explain to us why you consider the fair value of Eve's guarantee of Trademarks' $134.9 million bank loan to be immaterial and whether you have recorded an obligation for this guarantee pursuant to paragraphs 8 and 9 of FIN 45 (in regard to the obligation to stand ready to perform the guarantee).

Note 17: New Valley Corporation, page F-63

7.   We note that New Valley has a 50% ownership interest in Douglas Elliman Realty and has invested an additional $9.5 million in subordinated debt and equity in this entity. As a result, it appears New Valley may absorb a majority of this entity's expected losses, receive a majority of its expected residual returns, or both. Accordingly, it appears New Valley may be the primary beneficiary of this entity and should consolidate it pursuant to paragraph 14 of FIN 46R. Please advise.

Note 18: New Valley Exchange Offer, page F-68

8.   Please tell us why you did not allocate any of the excess over cost to investments in non-consolidated real estate businesses, as you account for these investments by the equity method. Refer to paragraph 44 of SFAS 141.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief